DLA Piper LLP (US)
500 8th Street, NW
Washington, D.C. 20004
www.dlapiper.com
T 202.799.4000
F 202.799.5000
August 20, 2010
VIA FAX AND EDGAR TRANSMISSION
Mr. Michael Clampitt
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mercantile Bancorp, Inc. Registration Statement on Form S-l Filed July 12, 2010 File No. 333-168075
Dear Mr. Clampitt:
     This letter is submitted on behalf of Mercantile Bancorp, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated July 21, 2010, to Ted T. Awerkamp, President and Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Form S-1 filing.
Form S-l filed July 12, 2010
General
1.	Revise to add a “Recent Development” section to briefly describe the financial condition (especially required regulatory levels, at both the company and banks) and results of operations for the period ended June 30, 2010.

The Company has added a “Recent Development” subsection in the “Prospectus Summary” section to describe the financial condition and results of operations of the Company and its consolidated subsidiaries for the period ended June 30, 2010.
Risk Factors, page 7
2.	Revise your Risk Factors to avoid making statements that there “can be no assurance” that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Mercantile Bancorp, Inc.
August 20, 2010
Page Two
The Company has revised its risk factors to delete references that there “can be no assurance” that a given event might or might not happen. The Company’s risk factors now explain the likelihood of the risk impacting an investment in the Company’s common stock.

3.	We note your first Risk Factor that refers to the Regulatory Matters section of your Form 10-K for the year ended December 31, 2009. Please expand this Risk Factor or create additional Risk Factors that provide more specific and current information regarding the various actions your regulators have taken against you and your banking subsidiaries. Your Risk Factor(s) should include at a minimum the following information;
•	the status of your Written Agreement with the Federal Reserve Board that required an updated capita) and cash flow plan;

•	an update of the Memorandum of Understanding Mercantile Bank has with the Federal Deposit Insurance Corporation;

•	the role these regulatory actions played in the sale of your two subsidiary banks on February 26, 2010; and

•	cross-reference to the Regulatory Matters section your Form 10-Q for the quarter ended March 31, 2010 and any other pertinent filings you are incorporating by reference into this Registration Statement.
The Company has revised its first risk factor on page 11 to address the Staff’s comment.

4.	Revise the first Risk Factor on page 12 (“..will be able to operate profitably”) to provide some quantification of past contribution, e.g., revenues and profits for last full fiscal year and any interim period.

The Company has revised its risk factor on page 17 to provide quantifications of past contribution.
     In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact Michael Reed of DLA Piper LLP (US) at 202-799-4229 with any questions or comments regarding this letter.
Respectfully submitted,
DLA Piper LLP (US)
cc: Ted. T. Awerkamp, Mercantile Bancorp, Inc.